SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the fiscal year ended December 31, 1998

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 1-4663

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 CROMPTON & KNOWLES CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                 Crompton & Knowles Corporation
                One Station Place - Metro Center
                  Stamford, Connecticut 06902



                 CROMPTON & KNOWLES CORPORATION
                 EMPLOYEE STOCK OWNERSHIP PLAN

            Index to Financial Statements and Exhibit

Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1998 and 1997

Statements of Changes in Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

Notes to Financial Statements

Item 27(a) Schedule of Assets Held for Investment Purposes as of December 31, 1998

Item 27(d) Schedule of 5% Reportable Transactions for the Year
  Ended December 31, 1998

Signature

Exhibit 23 - Consent of KPMG LLP, Independent Auditors







                 CROMPTON & KNOWLES CORPORATION
                 EMPLOYEE STOCK OWNERSHIP PLAN

              Financial Statements and Schedules

                 December 31, 1998 and 1997

          (With Independent Auditors' Report Thereon)




              CROMPTON & KNOWLES CORPORATION
               EMPLOYEE STOCK OWNERSHIP PLAN

                            Index


Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits as of
 December 31, 1998 and 1997

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1998 and 1997

Notes to Financial Statements




                                                        Schedule


Line 27(a) Schedule of Assets Held for Investment Purposes
 as of December 31, 1998...................................... 1

Line 27(d) Schedule of 5% Reportable Transactions for the
 Year Ended December 31, 1998................................. 2




Independent Auditors' Report



The Board of Directors
Crompton & Knowles Corporation:

We have audited the accompanying statements of net assets available for plan benefits of Crompton & Knowles Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/KPMG LLP


June 4, 1999




CROMPTON & KNOWLES CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 1998


                        C&K         Fixed        Stable       Galaxy
                       Stock        Income       Asset      Asset Alloc.
                        Fund         Fund         Fund         Fund
Investments:
 Common stock of
 Crompton & Knowles
 Corporation -
 2,073,848 shares
 at market value
 (cost $21,273,887)$ 43,291,577 $      -     $      -     $      -

 Hartford Life
   Insurance Co.
   group annuity
   contract               -        9,176,919        -            -

 Fleet Stable
   Asset Fund             -            -        5,598,455        -

 Galaxy Asset
   Allocation Fund        -            -            -        2,172,425

 Galaxy Growth &
   Income Fund            -            -            -            -

 Fidelity Advisor
   Government
   Investment Fund        -            -            -            -

 George Putnam
   Fund of Boston         -            -            -            -

 Putnam Voyager
   Fund                   -            -            -            -

 Putnam Inter-
   national Fund          -            -            -            -

 Ivesco Industrial
   Income Fund            -            -            -            -

 Galaxy Large
   Company
   Index Fund             -            -            -            -

 Galaxy Small
   Cap Value
   Fund                   -            -            -            -

Cash and short-term
investments at cost,
which approximates
market                    5,669       -             -            -

Contributions
receivable
from participants       130,555       -            27,679       14,839

Contribution
receivable
from Crompton
& Knowles
Corporation             215,684       -            -            -

Accrued income              165       84,579       52,479       -

Plan assets
available for plan
benefits           $ 43,643,650 $  9,261,498 $  5,678,613 $  2,187,264

                       Galaxy     Fidelity       Putnam       Putnam
                      Growth &     Advisors    of Boston     Voyager
                     Income Fund     Fund         Fund         Fund
Investments:
 Common stock of
 Crompton & Knowles
 Corporation -
 2,073,848 shares
 at market value
 (cost $21,273,887)$      -     $      -     $      -     $      -

 Hartford Life
   Insurance Co.
   group annuity
   contract               -            -            -            -

 Fleet Stable
   Asset Fund             -            -            -            -

 Galaxy Asset
   Allocation Fund        -            -            -            -

 Galaxy Growth &
   Income Fund        8,004,789        -            -            -

 Fidelity Advisor
   Government
   Investment Fund        -          902,208        -            -

 George Putnam
   Fund of Boston         -            -          379,024        -

 Putnam Voyager
   Fund                   -            -            -          830,665

 Putnam Inter-
   national Fund          -            -            -            -

 Ivesco Industrial
   Income Fund            -            -            -            -

 Galaxy Large
   Company
   Index Fund             -            -            -            -

 Galaxy Small
   Cap Value
   Fund                   -            -            -            -

Cash and short-term
investments at cost,
which approximates
market                    -            -            -            -

Contributions
receivable
from participants        34,010        6,912       12,241       27,264

Contribution
receivable
from Crompton
& Knowles
Corporation              -            -            -            -

Accrued income           -             6,510       -            -

Plan assets
available for plan
benefits           $  8,038,799 $    915,630 $    391,265 $    857,929

                       Putnam      Invesco       Galaxy       Galaxy
                    International Industrial   Large Co.    Small Cap
                        Fund      Income Fund  Index Fund   Value Fund
Investments:
 Common stock of
 Crompton & Knowles
 Corporation -
 2,073,848 shares
 at market value
 (cost $21,273,887)$      -     $      -     $      -     $      -

 Hartford Life
   Insurance Co.
   group annuity
   contract               -            -            -            -

 Fleet Stable
   Asset Fund             -            -            -            -

 Galaxy Asset
   Allocation Fund        -            -            -            -

 Galaxy Growth &
   Income Fund            -            -            -            -

 Fidelity Advisor
   Government
   Investment Fund        -            -            -            -

 George Putnam
   Fund of Boston         -            -            -            -

 Putnam Voyager
   Fund                   -            -            -            -

 Putnam Inter-
   national Fund        525,025        -            -            -

 Ivesco Industrial
   Income Fund            -          442,359        -            -

 Galaxy Large
   Company
   Index Fund             -            -        1,421,496        -

 Galaxy Small
   Cap Value
   Fund                   -            -            -          565,416

Cash and short-term
investments at cost,
which approximates
market                    -            -            -            -

Contributions
receivable
from participants        15,583       13,016       37,402       33,428

Contribution
receivable
from Crompton
& Knowles
Corporation              -            -            -            -

Accrued income           -            -            -            -

Plan assets
available for plan
benefits           $    540,608 $    455,375 $  1,458,898 $    598,844



                       Total
Investments:
 Common stock of
 Crompton & Knowles
 Corporation -
 2,073,848 shares
 at market value
 (cost $21,273,887)$ 43,291,577

 Hartford Life
   Insurance Co.
   group annuity
   contract           9,176,919

 Fleet Stable
   Asset Fund         5,598,455

 Galaxy Asset
   Allocation Fund    2,172,425

 Galaxy Growth &
   Income Fund        8,004,789

 Fidelity Advisor
   Government
   Investment Fund      902,208

 George Putnam
   Fund of Boston       379,024

 Putnam Voyager
   Fund                 830,665

 Putnam Inter-
   national Fund        525,025

 Ivesco Industrial
   Income Fund          442,359

 Galaxy Large
   Company
   Index Fund         1,421,496

 Galaxy Small
   Cap Value
   Fund                 565,416

Cash and short-term
investments at cost,
which approximates
market                    5,669

Contributions
receivable
from participants       352,929

Contribution
receivable
from Crompton
& Knowles
Corporation             215,684

Accrued income          143,733

Plan assets
available for plan
benefits           $ 74,028,373

 See accompanying notes to financial statements




CROMPTON & KNOWLES CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 1997


                        C&K         Fixed        Stable       Galaxy
                       Stock        Income       Asset      Asset Alloc.
                        Fund         Fund         Fund         Fund
Investments:
 Common stock of
 Crompton & Knowles
 Corporation -
 1,979,063 shares
 at market value
 (cost $17,239,682)$ 52,445,170 $      -     $      -     $      -

 Hartford Life
   Insurance Co.
   group annuity
   contract               -       11,165,578        -            -

 Fleet Stable
   Asset Fund             -            -        5,745,651        -

 Galaxy Asset
   Allocation Fund        -            -            -        2,013,379

 Galaxy Growth &
   Income Fund            -            -            -            -

 Fidelity Advisor
   Government
   Investment Fund        -            -            -            -

Cash and short-term
investments at cost,
which approximates
market                  284,031       -            23,733       11,472

Contributions
receivable
from participants       142,413       -            30,856       15,444

Contribution
receivable
from Crompton
& Knowles
Corporation             233,579       -            -            -

Accrued income           -            53,967       30,117       -

Plan assets
available for plan
benefits           $ 53,105,193 $ 11,219,545 $  5,830,357 $  2,040,295

                       Galaxy     Fidelity       Putnam       Putnam
                      Growth &     Advisors    of Boston     Voyager
                     Income Fund     Fund         Fund         Fund
Investments:
 Common stock of
 Crompton & Knowles
 Corporation -
 1,979,063 shares
 at market value
 (cost $17,239,682)$      -     $      -     $      -     $      -

 Hartford Life
   Insurance Co.
   group annuity
   contract               -            -            -            -

 Fleet Stable
   Asset Fund             -            -            -            -

 Galaxy Asset
   Allocation Fund        -            -            -            -

 Galaxy Growth &
   Income Fund        9,863,013        -            -            -

 Fidelity Advisor
   Government
   Investment Fund        -          392,421        -            -

Cash and short-term
investments at cost,
which approximates
market                   31,883        4,707        9,846       21,219

Contributions
receivable
from participants        42,262        5,725       13,005       28,881

Contribution
receivable
from Crompton
& Knowles
Corporation              -            -            -            -

Accrued income           -            -            -            -

Plan assets
available for plan
benefits           $  9,937,158 $    402,853 $     22,851 $     50,100

                       Putnam      Invesco       Galaxy       Galaxy
                    International Industrial   Large Co.    Small Cap
                        Fund      Income Fund  Index Fund   Value Fund
Investments:
 Common stock of
 Crompton & Knowles
 Corporation -
 1,979,063 shares
 at market value
 (cost $17,239,682)$      -     $      -     $      -     $      -

 Hartford Life
   Insurance Co.
   group annuity
   contract               -            -            -            -

 Fleet Stable
   Asset Fund             -            -            -            -

 Galaxy Asset
   Allocation Fund        -            -            -            -

 Galaxy Growth &
   Income Fund            -            -            -            -

 Fidelity Advisor
   Government
   Investment Fund        -            -            -            -

Cash and short-term
investments at cost,
which approximates
market                   13,704       11,558       27,677       31,354

Contributions
receivable
from participants        18,340       15,077       36,866       42,166

Contribution
receivable
from Crompton
& Knowles
Corporation              -            -            -            -

Accrued income           -            -            -            -

Plan assets
available for plan
benefits           $     32,044 $     26,635 $     64,543 $     73,520



                       Total
Investments:
 Common stock of
 Crompton & Knowles
 Corporation -
 1,979,063 shares
 at market value
 (cost $17,239,682)$ 52,445,170

 Hartford Life
   Insurance Co.
   group annuity
   contract          11,165,578

 Fleet Stable
   Asset Fund         5,745,651

 Galaxy Asset
   Allocation Fund    2,013,379

 Galaxy Growth &
   Income Fund        9,863,013

 Fidelity Advisor
   Government
   Investment Fund      392,421

Cash and short-term
investments at cost,
which approximates
market                  471,184

Contributions
receivable
from participants       391,035

Contribution
receivable
from Crompton
& Knowles
Corporation             233,579

Accrued income           84,084

Plan assets
available for plan
benefits           $ 82,805,094

 See accompanying notes to financial statements




CROMPTON & KNOWLES CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1998


                           C&K        Fixed      Stable      Galaxy
                          Stock      Income       Asset    Asset Alloc
                           Fund        Fund       Fund        Fund
Investment income:

 Cash dividends on
 investment in common
 stock of Crompton &
 Knowles Corporation and
 interest on short-term
 investments          $   130,589 $     -     $     -     $     -

 Realized gain (loss) on
 sale of investments
 and withdrawals        2,795,621       -           -          17,807

 Interest and
   dividends earned         -           -         415,040     104,152

 Interest earned
 - Hartford Life
 Insurance Company
 group annuity
 contract                   -         678,216       -           -

 Net investment income  2,926,210     678,216     415,040     121,959

Increase (decrease)
in unrealized
appreciation
of investments        (13,187,797)      -           -         222,078

Contributions:
 Employee Rollovers         -           -           -           -
 Employee               1,335,752       -         312,618     145,163
 Employer - Net of
 forfeitures            2,106,708       -           -           -

Withdrawals and
Distributions          (3,025,304)      -      (3,299,105)   (138,629)

Employee interfund
transfers                 382,888  (2,636,263)  2,419,703    (203,602)

Net increase/(decrease)(9,461,543) (1,958,047)   (151,744)    146,969

Net assets available
 for plan benefits at the
 beginning of the year 53,105,193  11,219,545   5,830,357   2,040,295

Net assets available
 for plan benefits at the
 end of the year      $43,643,650 $ 9,261,498 $ 5,678,613 $ 2,187,264


                         Galaxy     Fidelity     Putnam      Putnam
                        Growth &    Advisors    of Boston    Voyager
                        Income Fund   Fund        Fund        Fund
Investment income:

 Cash dividends on
 investment in common
 stock of Crompton &
 Knowles Corporation and
 interest on short-term
 investments          $     -     $     -     $     -     $     -

 Realized gain (loss) on
 sale of investments
 and withdrawals         (122,381)      9,947     (10,273)     (8,581)

 Interest and
   dividends earned       522,516      31,492      27,846      57,284

 Interest earned
 - Hartford Life
 Insurance Company
 group annuity
 contract                   -           -           -           -

 Net investment income    400,135      41,439      17,573      48,703

Increase (decrease)
in unrealized
appreciation
of investments          1,029,536      (2,414)    (13,370)     22,111

Contributions:
 Employee Rollovers         -           -           -           7,120
 Employee                 405,738      62,208     136,593     267,141
 Employer - Net of
 forfeitures                -           -           -           -

Withdrawals and
Distributions            (570,154)    (46,852)    (68,355)    (38,584)

Employee interfund
transfers              (3,163,614)    458,396     295,973     501,338

Net increase/(decrease)(1,898,359)    512,777     368,414     807,829

Net assets available
 for plan benefits at the
 beginning of the year  9,937,158     402,853      22,851      50,100

Net assets available
 for plan benefits at the
 end of the year      $ 8,038,799 $   915,630 $   391,265 $   857,929


                       Putnam       Invesco      Galaxy      Galaxy
                     International  Industrial   Large Co.   Small Cap
                          Fund      Income Fund  Index Fund  Value Fund
Investment income:

 Cash dividends on
 investment in common
 stock of Crompton &
 Knowles Corporation and
 interest on short-term
 investments          $     -     $     -     $     -     $     -

 Realized gain (loss) on
 sale of investments
 and withdrawals           (3,885)     (2,541)      2,829     (17,198)

 Interest and
   dividends earned        12,445      28,588      22,498      50,916

 Interest earned
 - Hartford Life
 Insurance Company
 group annuity
 contract                   -           -           -           -

 Net investment income      8,560      26,047      25,327      33,718

Increase (decrease)
in unrealized
appreciation
of investments             (7,485)     (8,895)     97,844     (87,399)

Contributions:
 Employee Rollovers         -           -          14,239       7,120
 Employee                 169,575     145,921     403,459     387,147
 Employer - Net of
 forfeitures                -           -           -           -

Withdrawals and
Distributions             (83,617)    (12,378)   (147,656)    (59,725)

Employee interfund
transfers                 421,531     278,045   1,001,142     244,463

Net increase/(decrease)   508,564     428,740   1,394,355     525,324

Net assets available
 for plan benefits at the
 beginning of the year     32,044      26,635      64,543      73,520

Net assets available
 for plan benefits at the
 end of the year      $   540,608 $   455,375 $ 1,458,898 $   598,844




                          Total
Investment income:

 Cash dividends on
 investment in common
 stock of Crompton &
 Knowles Corporation and
 interest on short-term
 investments          $   130,589

 Realized gain (loss) on
 sale of investments
 and withdrawals        2,661,345

 Interest and
   dividends earned     1,272,777

 Interest earned
 - Hartford Life
 Insurance Company
 group annuity
 contract                 678,216

 Net investment income  4,742,927

Increase (decrease)
in unrealized
appreciation
of investments        (11,935,791)

Contributions:
 Employee Rollovers        28,479
 Employee               3,771,315
 Employer - Net of
 forfeitures            2,106,708

Withdrawals and
Distributions          (7,490,359)

Employee interfund
transfers                   -

Net increase/(decrease)(8,776,721)

Net assets available
 for plan benefits at the
 beginning of the year 82,805,094

Net assets available
 for plan benefits at the
 end of the year      $74,028,373


See accompanying notes to financial statements




CROMPTON & KNOWLES CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1997


                           C&K        Fixed
                          Stock      Income      Equity     Advisers
                           Fund        Fund       Fund        Fund
Investment income:

 Cash dividends on
 investment in common
 stock of Crompton &
 Knowles Corporation and
 interest on short-term
 investments          $   106,846 $    16,710 $     9,715 $     1,265

 Realized gain on sale
 of investments and
 withdrawals            2,169,766       4,885       -           -

 Interest and
   dividends earned         -          83,649       -           -

 Interest earned
 - Hartford Life
 Insurance Company
 group annuity
 contract                   -         668,839       -           -

 Net investment income  2,276,612     774,083       9,715       1,265

Increase (decrease)
in unrealized
appreciation
of investments         12,408,062      (8,246)  1,954,918     275,655

Contributions:
 Employee Rollovers         -           -           -           -
 Employee               1,437,834     536,628     503,814     190,343
 Employer - Net of
 forfeitures            2,114,899       -           -           -

Withdrawals and
Distributions          (3,294,729) (1,748,233)   (911,604)   (140,701)

Employee interfund
transfers              (1,287,438) (4,866,361) (9,200,815) (1,648,471)

Net increase/(decrease)13,655,240  (5,312,129) (7,643,972) (1,321,909)

Net assets available
 for plan benefits at the
 beginning of the year 39,449,953  16,531,674   7,643,972   1,321,909

Net assets available
 for plan benefits at the
 end of the year      $53,105,193 $11,219,545 $     -     $     -


                                     Stable      Galaxy      Galaxy
                        Mortgage      Asset     Asset Alloc Growth &
                          Fund        Fund         Fund     Income Fun
Investment income:

 Cash dividends on
 investment in common
 stock of Crompton &
 Knowles Corporation and
 interest on short-term
 investments          $       250 $       676 $     -     $     -

 Realized gain on sale
 of investments and
 withdrawals                -           -           -           -

 Interest and
   dividends earned         -          55,344     159,953   1,561,371

 Interest earned
 - Hartford Life
 Insurance Company
 group annuity
 contract                   -           -           -           -

 Net investment income        250      56,020     159,953   1,561,371

Increase (decrease)
in unrealized
appreciation
of investments             25,782                (126,453) (1,218,262)

Contributions:
 Employee Rollovers         -           -           -           -
 Employee                  53,577     177,596      49,126     131,889
 Employer - Net of
 forfeitures                -           -           -           -

Withdrawals and
Distributions             (42,258)       (825)      -           -

Employee interfund
transfers                (396,275)  5,597,566   1,957,669   9,462,160

Net increase/(decrease)  (358,924)  5,830,357   2,040,295   9,937,158

Net assets available
 for plan benefits at the
 beginning of the year    358,924       -           -           -

Net assets available
 for plan benefits at the
 end of the year      $     -     $ 5,830,357 $ 2,040,295 $ 9,937,158


                        Fidelity     Putnam      Putnam      Putnam
                        Advisors    of Boston    Voyager   Internation
                          Fund        Fund        Fund        Fund
Investment income:

 Cash dividends on
 investment in common
 stock of Crompton &
 Knowles Corporation and
 interest on short-term
 investments          $     -     $     -     $     -     $     -

 Realized gain on sale
 of investments and
 withdrawals                -           -           -           -

 Interest and
   dividends earned         1,586       -           -           -

 Interest earned
 - Hartford Life
 Insurance Company
 group annuity
 contract                   -           -           -           -

 Net investment income      1,586       -           -           -

Increase (decrease)
in unrealized
appreciation
of investments              2,000       -           -           -

Contributions:
 Employee Rollovers         -           -           -           -
 Employee                  17,302      22,851      50,100      32,044
 Employer - Net of
 forfeitures                -           -           -           -

Withdrawals and
Distributions               -           -           -           -

Employee interfund
transfers                 381,965       -           -           -

Net increase/(decrease)   402,853      22,851      50,100      32,044

Net assets available
 for plan benefits at the
 beginning of the year      -

Net assets available
 for plan benefits at the
 end of the year      $   402,853 $    22,851 $    50,100 $    32,044


                         Invesco     Galaxy      Galaxy
                       Industrial   Large Co.   Small Cap
                        Income Fund Index Fund Value Fund     Total
Investment income:

 Cash dividends on
 investment in common
 stock of Crompton &
 Knowles Corporation and
 interest on short-term
 investments          $     -     $     -     $     -     $   135,462

 Realized gain on sale
 of investments and
 withdrawals                -           -           -       2,174,651

 Interest and
   dividends earned         -           -           -       1,861,903

 Interest earned
 - Hartford Life
 Insurance Company
 group annuity
 contract                   -           -           -         668,839

 Net investment income      -           -           -       4,840,855

Increase (decrease)
in unrealized
appreciation
of investments              -           -           -      13,313,456

Contributions:
 Employee Rollovers         -           -           -           -
 Employee                  26,635      64,543      73,520   3,367,802
 Employer - Net of
 forfeitures                -           -           -       2,114,899

Withdrawals and
Distributions               -           -           -      (6,138,350)

Employee interfund
transfers                   -           -           -           -

Net increase/(decrease)    26,635      64,543      73,520  17,498,662

Net assets available
 for plan benefits at the
 beginning of the year                              -      65,306,432

Net assets available
 for plan benefits at the
 end of the year      $    26,635 $    64,543 $    73,520 $82,805,094


See accompanying notes to financial statements





                 CROMPTON & KNOWLES CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1998 and 1997


1.   Basis of Presentation
     The accompanying financial statements have been prepared on an accrual basis. Securities transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date.

2.   Plan Description
     The Employee Stock Purchase and Savings Plan was adopted by the Board of Directors of Crompton & Knowles Corporation (the "Corporation") on January 27, 1976. Effective July 1, 1989 the Board of Directors amended the Plan to convert it into an Employee Stock Ownership Plan (the "Plan"). The following description of the Plan provides only general information. For complete information see the Plan document. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Fleet Bank (the "Trustee") has been selected by the Company as custodial trustee. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all Plan assets. These assets and changes therein have been reported to the Plan administrator and certified as complete and accurate by the trustee.

     Eligibility
     Employees of participating affiliates of the Company are eligible to participate upon attaining the age of 18 and having worked for at least six months.

     Contributions and Vesting
     The Plan permits an eligible employee to elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4%, 5% or 6% of compensation as the basic contribution to the Plan. Contributions by the Company to the Plan are made at an amount equal to 66 2/3% of each participating employee's basic employee contribution to the Plan. If participants are not eligible for any other defined contribution plan, additional employee contributions in 1% increments up to 10% of compensation can be made as supplemental employee contributions. Supplemental employee contributions are not eligible for matching Company contributions.

     A participant in the Plan is fully vested in his basic and supplemental contributions. Employer contributions vest 100% over a five year period at a rate of 40% after two years of service and an additional 20% per year thereafter. Forfeitures are accumulated and used to reduce Company contributions. There were $225,000 of forfeitures used for 1998 and none for 1997.

     Withdrawals/Benefit Payments
     Upon termination, death, or retiring, a participant's account shall be distributed. However, funds can remain in the Plan after retirement indefinitely with quarterly withdrawals permitted and as long as funds begin to be distributed after the participant reaches the age of 70 1/2.
A participant may elect to make one withdrawal of his basic or supplemental contributions in a 12 month period. Withdrawal of basic contributions will cause a suspension of contributions for a three month period. A participant who is fully vested and has withdrawn all of his basic and supplemental contributions may also elect to withdraw all or part of his employer contributions. Withdrawal of employer contributions will result in a suspension of contributions for a six month period.
At December 31, 1998 and 1997 benefit payments due employees who terminated prior to year end and requested distribution of their accounts totaled approximately $1,600 and $276,000, respectively. This amount has not been recorded in the financial statements but is included as benefit payments and liabilities in the Plan's Form 5500.

     Investments Options
     The Company's contribution to the plan is invested in the Crompton & Knowles Stock Fund (C&K Stock Fund). Prior to November 1, 1997 the Plan provided for investment of employee contributions in the C&K Stock Fund and among four investment funds maintained by The Hartford Life Insurance Company: the Fixed Income Fund, the Equity Fund, the Advisers Fund, and the Mortgage Fund.

     The C&K Stock Fund is a fund invested entirely in common stock of Crompton & Knowles Corporation. The market value of the common stock is based on quotations from the New York Stock Exchange.

     The Fixed Income Fund is a fund invested under an agreement with Hartford Life Insurance Company (the "Hartford") pursuant to which the Hartford guarantees the repayment of principal and the payment of interest on all amounts on deposit at an effective annual rate of interest of 5.80% on, and after January 1, 1997. Effective November 1, 1997 the agreement with Hartford was terminated. Payout of the funds will commence in six equal annual installments with the initial payment on November 1, 1997 and with the rate of interest credited on the declining balance of 5.80%


     The Equity Fund was a pooled separate account maintained by Hartford with respect to a portion of its assets, in connection with the contract and other similar contracts issued by the Hartford. This fund invested primarily in equity securities such as common stocks and securities convertible into common stock. The Equity Fund was valued based on a unit value as determined by the fund manager.

     The Advisers Fund was a pooled separate account maintained by Hartford with respect to a portion of its assets, in connection with the contract and other similar contracts issued by Hartford. This fund invested in common stocks, debt securities, and money market instruments. The Advisers Fund was valued based on a unit of value as determined by the fund manager.

     The Mortgage Fund was a pooled separate account maintained by Hartford with respect to a portion of its assets, in connection with the contract and other similar contracts issued by Hartford. This fund invested in mortgage related securities, including securities issued by the Government National Mortgage Association. The Mortgage Fund was valued based on a unit value as determined by the fund manager.

     Effective November 1, 1997 the Hartford Life Insurance Company funds were terminated and replaced with the following separate investment options under a program administered by Fleet Investment Management:

          Fleet Stable Asset Fund This fund invests primarily in guaranteed investment contracts issued by highly rated life insurance companies.

          Fidelity Advisor Government Fund This fund invests   primarily in
obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities.

          George Putnam Fund of Boston (Class M shares) This fund's primary objective is to provide a diversified portfolio of stocks and bonds that will provide both capital growth and income.

          Putnam Voyager Fund (Class M shares) This fund's objective is to provide capital appreciation by investing in stocks of companies with above average growth potential.

          Putnam International Growth Fund Class M shares This fund objective is to invest in equity securities of companies located outside the United States.

          Invesco Industrial Income Fund This fund's objective is to provide income with secondary consideration to capital appreciation by investing in stocks, bonds and mortgages.

          Galaxy Growth and Income Fund This fund's objective is to provide high total returns through long-term capital appreciation and income by investing primarily in common stock.

          Galaxy Asset Allocation Fund This fund's objective is to provide a high total return with a combination of income and long term growth in assets held by investing in equity securities, fixed income securities and cash equivalents.

          Galaxy Large Company Index Fund This fund's objective is to provide investment results that mirror investment results of U.S. common stocks with large stock market capitalizations as represented by the Standard & Poor's 500 Index.

          Galaxy Small Cap Value Fund This fund's objective is to provide long-term capital appreciation by investing in companies that have market capitalization of up to $1 billion.


     At November 1, 1997 amounts invested with Hartford were automatically invested in similar funds provided by Fleet Investment Management. The Fleet system was responsive to employee fund selection in February 1998.

     Assets in any of the funds may be invested in short term government or other securities pending permanent investment. Earnings on each fund will be reinvested in that fund.

     Each participant is permitted to elect to have his basic contribution invested in any of the funds in 1% increments (10% prior to November 1, 1997).


     Prior to November 1, 1997 fund transfers as of the first day of any month, were permitted but not more frequently than once in any six-month period. A participant could elect to transfer any part of the value of his basic employee account or his supplemental employee account to any of the other funds except the Fixed Income Fund to the Mortgage Fund in minimum increments of 5%. Fund transfer after November 1, 1997 (implemented February
1998)  can be made on a daily basis in a minimum of 1% increments.



3.    Income Taxes
      The Internal Revenue Service has determined and has informed the Company by a letter dated November 16, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


4.    Investments
      The following presents the fair value of investments at December 31, 1998 and 1997. Investments that represent more than 5% of net assets for either year are separately stated.

                                      1998           1997
         Crompton & Knowles Corp.
          common stock             $43,291,577   $52,445,170
         Hartford Life Ins. Co.
          Group Annuity Contract     9,176,919    11,165,578
         Fleet Stable Asset Fund     5,598,455     5,745,651
         Galaxy Growth and Income
           Fund                      8,004,789     9,863,013
         Other                       7,244,287     2,405,800
         Total Investments         $73,316,027   $81,625,212



5.    Plan Expenses
      Significant costs of Plan administration, which are payable from the Trust or by the Corporation, are generally paid by the Corporation.


6.    Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates

7.    Party-in-Interest Transactions
      The Fleet Bank and Hartford are parties-in-interest as defined in
Section 3 (14) of the Employee Retirement Income Security Act of 1974. During the years 1998 and 1997 there were no prohibited party-in-interest transactions.

8.    Priorities Upon Termination of the Plan
      The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant's benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

      Upon any terminations of the Plan, or complete and permanent discontinuance of contributions of all participants, the value of each of the participant's account, if not already vested, shall vest fully and all amounts in all accounts of each participant shall be delivered and paid as soon as practicable in accordance with the Plan Document.





                                                       Schedule 1 (Form 5500)
CROMPTON & KNOWLES CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

LINE 27(a)  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998


IDENTITY OF ISSUE, DESCRIPTION OF INVESTMENT INCLUDING
BORROWER, LESSOR   MATURITY DATE, RATE OF INTEREST,                   CURRENT
OR SIMILAR PARTY   COLLATERAL, PAR OR MATURITY VALUE       COST        VALUE

GALAXY             MONEY MARKET TRUST - 5,668.84 UNITS $     5,669 $     5,669

CROMPTON & KNOWLES
CORPORATION        COMMON STOCK - 2,073,848 SHARES      21,273,887  43,291,577

GALAXY             GROWTH & INCOME  FUND
                   - 513,456.64 UNITS                    8,193,515   8,004,789

GALAXY             ASSET ALLOCATION FUND
                   - 124,565.65 UNITS                    2,076,799   2,172,425

FIDELITY           ADVISOR GOVERNMENT INVESTMENT
                   FUND  90,856.79 UNITS                   902,621     902,208

FLEET              STABLE ASSET FUND - 559,845.46 UNITS  5,598,455   5,598,455

PUTNAM INVESTMENTS PUTNAM VOYAGER FUND - 38,816.1 UNITS    808,554     830,665

PUTNAM INVESTMENTS GEORGE PUTNAM FUND - 21,174.51 UNITS    392,394     379,024

PUTNAM INVESTMENTS PUTNAM INTERNATIONAL GROWTH
                   FUND - 27,473.82 UNITS                  532,510     525,025

INVESCO FUNDS      INVESCO INDUSTRIAL INCOME
GROUP INC.         FUND - 29,373.12                        451,254     442,359

GALAXY             GALAXY LARGE COMPANY INDEX
                   FUND - 40,417.86                      1,323,652   1,421,496

GALAXY             GALAXY SMALL CAP VALUE
                   FUND - 42,672.88 UNITS                  652,517     565,416

HARTFORD LIFE
INSURANCE COMPANY  GROUP ANNUITY CONTRACT 5.80%          9,176,919   9,176,919



TOTAL INVESTMENTS                                      $51,388,746 $73,316,027

* Party - in- interest - All parties listed above





                                       Schedule 2 (Form 5500)
CROMPTON & KNOWLES CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Line 27 (d) Schedule of  (5%) Reportable  Transactions
Year Ended December 31, 1998


                           Cash
                           (paid)                        Realized
         Description       received       Cost           gain


Single Transactions:

None

Series of transactions :
Galaxy Money Market Trust
  Purchases               $ (5,836,317)  $  5,836,317   $         -
  Sales                      6,307,483     (6,307,483)

Crompton & Knowles Corporation
- common stock
  Purchases 283,440 shares  (5,832,608)     5,832,608
  Sales 168,440 shares
  (incl. withdrawals)        4,386,443     (1,590,822)     2,795,621





                         SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CROMPTON & KNOWLES CORPORATION
                              EMPLOYEE STOCK OWNERSHIP PLAN





Date: June 30, 1999           By:/s/Peter Barna
                                    Peter Barna
                                    Vice President Finance &
                                    Chief Financial Officer